

November 30, 2011

<u>Via E-mail</u>
Michael J. Mazzei
President and Chief Executive Officer
Banc of America Merrill Lynch Commercial Mortgage Inc.
Bank of America Tower
One Bryant Park
New York, New York 10036

> **Re:** **Banc of America Merrill Lynch Commercial Mortgage Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2011**
> **File No. 333-177707**

Dear Mr. Mazzei:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please revise your prospectus supplement to provide bracketed language indicating that you will provide the disclosures required by new Item 1104(e) of Regulation AB, as applicable.

4. Please revise your prospectus supplement to include bracketed language indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable. The bracketed language should explain that required review will cover all assets included in the trust funds, which would include, as you note on page 42 of the base prospectus: (1) various types of multi-family or commercial mortgages, (2) pass-through certificates or other mortgage-backed securities that evidence interests in one or more of various types of multi-family or commercial mortgage loans, or (3) a combination of mortgage loans and MBS.

The Certificates, page S-6

[Floating Rate Certificates], page S-8

5. We note the bracketed language reflecting that you will insert a description of "any additional derivative agreements, including a brief summary of the terms and the credit enhancement provided by those derivative agreements." In addition to a brief summary of the terms of the derivative agreement, please revise here and throughout where necessary to clarify that agreements will be limited to interest rate or currency swaps or advise us how the anticipated derivative agreements will meet the definition of asset-backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518) and Item 1115 of Regulation AB.

Risks Related to the Certificates, page S-13

Market Considerations and Limited Liquidity, page S-28

6. Please revise this risk factor, in particular the first full paragraph on page 29 of the prospectus supplement, in light of the recent changes to Exchange Act Section 15(d), which established ongoing reporting obligations for classes of asset-backed securities. Additionally, please make this revision throughout the filing as appropriate. Refer to new Rule 15d-22(b) of the Exchange Act and SEC Release No. 34-6519 (published on August 17, 2011).

<u>Description of the Trust Funds, page 42</u>

<u>MBS, page 46</u>

7. Please revise the second paragraph under the MBS subsection to explain how you are in compliance with Rule 190 of the Securities Act. We note, in particular, a reference to "Rule 144(k)" under the Securities Act. Refer to Rule 190 of the Securities Act.

8. We note that the trust funds will include various MBS. We also note that the prospectus supplement for a series of certificates in MBS will specify certain information described on page 47 of the base prospectus. Please revise the base prospectus and the prospectus supplement accordingly to provide the updated information relating to the underlying instruments, including bracketed information in the prospectus supplement regarding, for example:

    • the description of the MBS, as required by Item 1111;
    • risk factors relating to the MBS;
    • performance information;
    • static pool information, as applicable;
    • how the MBS were acquired;
    • whether or not any representations and warranties will be made regarding the MBS; and
    • whether and when the underlying securities experienced any trigger events or rating downgrades.

    We may have further comment on your revised disclosure.

9. We note your ninth bullet point on page 47 of the base prospectus that you will provide information regarding the type of mortgage loans underlying the MBS, and to the extent appropriate under the circumstances, such other information in respect of the underlying mortgage loans described under "–Mortgage Loans–Mortgage Loan Information in Prospectus Supplement." Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. All information on the loans required by Regulation AB should be provided in the prospectus supplement unless Rule 409 is available. Accordingly, the phrase "to the extent appropriate under the circumstances" does not appear appropriate. Please revise or clarify to explain what you mean. Also, we are not able to locate the heading referenced. Please also revise this bullet point so that it corresponds to the proper section of the prospectus supplement.

Item 17., Undertakings

10. You have omitted the undertakings specified in Item 512(k)-(l) of Regulation S-K. Please revise to include the undertakings or explain supplementally why they are not needed.

Signatures Pages, page 1

11. Please revise the signature page to include the controller or principal accounting officer. Refer to General Instruction V.B. for Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Henry A. LaBrun
        Cadwalader, Wickersham & Taft LLP